SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 11 )(1)


                              DGSE COMPANIES, INC,
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK $ .01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23323G106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Dr. L.S. SMITH
                               519 I 30 SUITE 243
                      ROCKWALL. TEXAS 75087 - 972-772-3091
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               SEPTEMBER 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106                      13D                   Page 1 of 2 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. L.S. SMITH
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES OF AMERICA
________________________________________________________________________________


               _________________________________________________________________
               7    SOLE VOTING POWER


  NUMBER OF
                    2,569,031
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,825,749
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,569,031
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     52.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23323G106                     13D                    Page 2 of 2 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
DGSE COMPANIES, INC.  -  COMMON STOCK  $ .01 PAR VALUE
2817 FOREST LANE
DALLAS, TEXAS 75234
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Dr. L.S. SMITH

     (b)  519 INTERSTATE 30, # 243, ROCKWALL, TEXAS 75087

     (c) CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER DGSE COMPANIES, INC. - 2817 FOREST LANE, DALLAS, TEXAS 75234

     (d)  No

     (e)  No

     (f)  UNITED STATES OF AMERICA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


    N/A
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         This transaction reflects the granting to the reporting person of voting proxies on shares of Common Stock of the issuer owned by nine individuals. These shareholders have granted a voting proxy to the reporting person because this will allow the issuer to be treated as a "Controlled Company" under rule 4350(c) of The NASDAQ Stock Market. While the proxy permits the reporting person the right to vote on any corporate matter, there are no specific current plans requiring the exercise of the granted proxies. Futher more, there are no plans or proposals relating to the granting of these proxies with regard to any events specified in sub Items(a) through (j) of this Item 4.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) The shares subject to the grant of the proxies combined with the shares owned directly by the reporting person represents 52.1 percent of the total shares of Common Stock outstanding of the issuer.

         (b) The reporting person holds 1,825,749 shares directly for which he has sole voting and dispositive powers and 743,282 shares subject to proxies which he has sole voting powers. The nine persons granting the voting proxies continue to hold sole dispositive power on their shares.

         (c) There have been no transactions in the last 60 days.

         (d) The nine persons granting the voting proxies continue to hold sole dispositive power on their shares and retain the right to receive any dividends paid by the issuer.

         (e) N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The nine individual holders of Common Stock of the issuer have granted the reporting person an irrevocable proxy relating to shares individually owned for periods ranging from one to three years. As such the reporting person has the right for the term of these proxies to vote such shares on any matter that may legally come before any meeting of shareholders or through any consent of the shareholders.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Exhibits 1.0 through 9.0
         Voting Proxies
________________________________________________________________________________

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 16, 2004
                                        ----------------------------------------
                                                         (Date)


                                                  /S/ Dr. L.S. Smith
                                        ----------------------------------------
                                                       (Signature)

                                                      Dr. L.S. Smith
                                                     Chairman & C.E.O.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 100,000 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of one year from the date of execution of this proxy.

DATE: September 1, 2004



/s/ Roberta Shifrin
-------------------
(Signature)

EXHIBIT 2.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 150,000 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of one year from the date of execution of this proxy.

DATE: September 1, 2004



/s/ Barry M. Zwick
------------------
(Signature)

EXHIBIT 3.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 11,500 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ John Benson
---------------
(Signature)

EXHIBIT 4.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 20,000 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ Jane Fernicola
------------------
(Signature)

EXHIBIT 5.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 320,000 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ Craig Alan-Lee
------------------
(Signature)

EXHIBIT 6.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 46,167 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ S.E. Smith
--------------
(Signature)

EXHIBIT 7.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 33,100 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ S.E. Smith\Cust for Mathew W. Smith
---------------------------------------
(Signature)

EXHIBIT 8.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 23,900 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ S.E. Smith/Cust. For Trevor Johnson
---------------------------------------
(Signature)

EXHIBIT 9.0




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                            OF DGSE COMPANI'ES, INC.




The undersigned, as record and beneficial owner of 38,615 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

         This Proxy shall be irrevocable for a term. of three years from the date of execution of this proxy.

DATE: August 26, 2004



/s/ William H. Oyster
---------------------
(Signature)